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                                                                                                           Exhibit (12)
                                                CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and Distributions
                                                 (Millions of Dollars)


                                                 Six Months
                                                      Ended                  Years Ended December 31
                                              June 30, 1998       1997      1996       1995      1994      1993
                                                         (b)
Earnings as defined (a)
Consolidated net income                               $ 110      $ 244     $ 224      $ 195     $ 177     $ 130
Income taxes                                             45        108       137        113        91        62
Exclude equity basis subsidiaries                       (38)       (80)      (85)       (57)      (18)       (6)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $11, $13,
  $5, $4, $2, and $2 million for the six
  months ended June 30, 1998 and for the
  years ended December 31, 1997, 1996,
  1995, 1994 and 1993, respectively                     197        360       313        299       253       247
                                                      -----      -----     -----      -----     -----     -----
Earnings as defined                                   $ 314      $ 632     $ 589      $ 550     $ 503     $ 433
                                                      =====      =====     =====      =====     =====     =====

Fixed charges as defined (a)
Interest on long-term debt                            $ 154      $ 273     $ 230      $ 224     $ 193     $ 204
Estimated interest portion of lease rental                3          8        10          9         9        12
Other interest charges                                   25         49        43         42        30        25
Preferred securities dividends and
  distributions                                          40         67        54         42        36        17
                                                      -----      -----     -----      -----     -----     -----
Fixed charges as defined                              $ 222      $ 397     $ 337      $ 317     $ 268     $ 258
                                                      =====      =====     =====      =====     =====     =====

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions      1.41       1.59      1.75       1.74      1.88      1.68
                                                      =====      =====     =====      =====     =====     =====

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.


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